Filed by Star Peak Corp II pursuant to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Star Peak Corp II
Commission File No. 001-39835

September 2021 Investor Presentation

This presentation is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to the proposed business combination (the “Business Combination”) between Star Peak Corp II (“Star Peak II”) and Benson Hill, Inc. (“Benson Hill”) and for no other purpose. No representations or warranties, express or implied are given in, or in respect of, this presentation. To the fullest extent permitted by law in no circumstances will Star Peak II, Benson Hill or any of their respective subsidiaries, stockholders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this presentation have been obtained from third - party industry publications and sources as well as from research reports prepared for other purposes. None of Star Peak II or Benson Hill has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. In addition, this presentation does not purport to be all - inclusive or to contain all of the information that may be required to make a full analysis of Benson Hill or the Business Combination. Viewers of this presentation should each make their own evaluation of Benson Hill and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. PAST PERFORMANCE IS NO GUARANTEE OF FUTURE PERFORMANCE. The recipient of this presentation acknowledges that it is (a) aware that United States securities laws prohibit any person who has material, non - public information concerning a company from purchasing and selling securities of such company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person may purchase or sell such securities and (b) that the recipient will neither use, nor cause any third party to use, this investor presentation or any information contained herein in violation of the Securities Exchange Act of 1934, as amended, including, without limitation, Rule 10b - 5 thereunder. Forward - Looking Statements Certain statements in this presentation may be considered "forward - looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward - looking statements generally relate to future events or Star Peak II's or Benson Hill's future financial or operating performance. These forward - looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics, projections of market opportunity and anticipated financial impacts of the proposed business combination between Star Peak II and Benson Hill (the “Business Combination”). In some cases, you can identify forward - looking statements by terminology such as "may," "should," "expect," "intend," "will," "estimate," "anticipate," "believe," "predict," or the negatives of these terms or variations of them or similar terminology. Such forward - looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward - looking statements. These forward - looking statements are based upon estimates and assumptions that, while considered reasonable by Star Peak II and its management, and Benson Hill and its management, as the case may be, are inherently uncertain factors that may cause actual results to differ materially from current expectations include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the Business Combination; 2) the outcome of any legal proceedings that may be instituted against Star Peak II, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; 3) the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of Star Peak II, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; 4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; 5) the ability to meet the New York Stock Exchange's listing standards following the consummation of the Business Combination; 6) the risk that the Business Combination disrupts current plans and operations of Benson Hill as a result of the announcement and consummation of the Business Combination; 7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; 8) costs related to the Business Combination; 9) changes in applicable laws or regulations; 10) the possibility that Benson Hill or the combined company may be adversely affected by other economic, business and/or competitive factors; 11) Benson Hill's estimates of its financial performance; 12) the impact of the COVID - 19 pandemic and its effect on business and financial conditions; and 13) other risks and uncertainties set forth in the sections entitled "Risk Factors" and "Cautionary Note Regarding Forward - Looking Statements" in Star Peak II's Annual Report on Form 10 - K for the year ended December 31, 2020 and Quarterly Report on Form 10 - Q for the three months ended March 31, 2021, filed with the SEC on March 31, 2021 and May 24, 2021, respectively, in the Registration Statement containing the proxy statement / consent solicitation statement / prospectus relating to the Business Combination, and other documents filed or to be filed with the SEC by Star Peak II. Nothing in this presentation should be regarded as a representation by any person that the forward - looking statements set forth herein will be achieved or that any of the contemplated results of such forward - looking statements will be achieved. There may be additional risks that Star Peak II and Benson Hill presently do not know or that Star Peak II and Benson Hill currently believe are immaterial that could also cause actual results to differ from those contained in the forward - looking statements. You should not place undue reliance on forward - looking statements, which speak only as of the date they are made. Neither Star Peak II nor Benson Hill undertakes any duty to update these forward - looking statements, except as otherwise required by law. Disclaimer 2

Use of Projections and Financial Information This presentation contains financial forecasts relating to the anticipated future financial performance of Benson Hill, the proposed acquiror and the combined company. For example, projections of future EBITDA and Adjusted EBITDA and other metrics are forward - looking statements. Such financial forecasts constitute forward - looking information, are for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. Actual results may differ materially from the results contemplated by the financial forecasts contained in this presentation, and the inclusion of such information in this presentation should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved. Use of Non - GAAP Financial Measures This presentation also includes references to financial measures (including on a forward - looking basis) that are calculated and presented on the basis of methodologies other than in accordance with generally accepted accounting principles in the United States of America (“GAAP”) such as EBITDA and EBITDA margin. Any non - GAAP financial measures used in this presentation are in addition to, and should not be considered superior to, or a substitute for, net income, operating income or any other financial measures derived in accordance with GAAP. Non - GAAP financial measures should not be considered in isolation and are subject to significant inherent limitations. The non - GAAP measures presented herein may not be comparable to similar non - GAAP measures presented by other companies. Star Peak II and Benson Hill believe these non - GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Benson Hill's financial condition and results of operations. Star Peak II and Benson Hill believe that the use of these non - GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in and in comparing Benson Hill's financial measures with other similar companies, many of which present similar non - GAAP financial measures to investors. These non - GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non - GAAP financial measures. Additionally, to the extent that forward - looking non - GAAP financial measures are provided, they are presented on a non - GAAP basis without reconciliations of such forward - looking non - GAAP numbers due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations. Disclaimer (Cont’d) 3 Trademarks and Trade Names Star Peak II and Benson Hill own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This presentation also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners. The use or display of third parties' trademarks, service marks, trade names or products in this presentation is not intended to, and does not imply, a relationship with Star Peak II or Benson Hill, or an endorsement or sponsorship by or of Star Peak II or Benson Hill. Solely for convenience, the trademarks, service marks and trade names referred to in this presentation may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that Star Peak II or Benson Hill will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names.

Disclaimer (Cont’d) This presentation provides summary information only and is being delivered solely for informational purposes. The recipient of this presentation acknowledges that: 1. Star Peak II and Benson Hill do not provide legal, tax or accounting advice of any kind. 2. It is not relying on Star Peak II or Benson Hill for legal, tax or accounting advice, and that the recipient should receive separate and qualified legal, tax and accounting advice in connection with any transaction or course of conduct. 3. Nothing contained herein shall be deemed to be a recommendation from Star Peak II or Benson Hill to any party to enter into any transaction or to take any course of action. 4. This presentation is not intended to provide a basis for evaluating any transaction or other matter. 5. None of Star Peak II or Benson Hill shall have any liability, whether direct or indirect, in contract or tort or otherwise, to any person in connection with this presentation. Important Information and Where to Find It In connection with the Business Combination, Star Peak II has filed a Registration Statement on Form S - 4 (the "Registration Statement") with the SEC, which includes a proxy statement to be distributed to Star Peak II stockholders in connection with Star Peak II's solicitation for proxies for the vote by Star Peak II's stockholders in connection with the Business Combination and other matters as described in such Registration Statement, a consent solicitation statement of Benson Hill to solicit written consents from its stockholders in connection with the Business Combination and a prospectus relating to the offer of the securities to be issued to Benson Hill's stockholders in connection with the completion of the Business Combination. After the Registration Statement has been declared effective, Star Peak II will mail a definitive proxy statement / consent solicitation statement / prospectus and other relevant documents to its stockholders as of the record date established for voting on the Business Combination. Investors, Star Peak II's stockholders and other interested parties are advised to read, when available, the preliminary proxy statement, and any amendments thereto, and the definitive proxy statement in connection with Star Peak II's solicitation of proxies for its special meeting of stockholders to be held to approve the Business Combination because the proxy statement / consent solicitation statement / prospectus will contain important information about the Business Combination and the parties thereto. Stockholders will also be able to obtain copies of the proxy statement / consent solicitation statement / prospectus, without charge, once available, at the SEC's website at www.sec.gov or by directing a request to: Star Peak Corp II, 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201. Participants in the Solicitation Star Peak II and Benson Hill and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Star Peak II's stockholders in connection with the Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies in connection with the Business Combination, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Registration Statement that has been filed with the SEC by Star Peak II, which includes the proxy statement / consent solicitation statement / prospectus for the Business Combination. Information regarding the directors and executive officers of Star Peak II is contained in Star Peak II's filings with the SEC, and such information is also in the Registration Statement that has been filed with the SEC by Star Peak II, which includes the proxy statement / prospectus / written consent solicitation for the Business Combination. No Offer Or Solicitation This communication does not constitute an offer to sell or a solicitation of an offer to buy, or the solicitation of any vote or approval in any jurisdiction in connection with the proposed Business Combination among Star Peak II and Benson Hill or any related transactions, nor shall there be any sale, issuance or transfer of securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful. Any offering of securities or solicitation of votes regarding the proposed transaction will be made only by means of a proxy statement / consent solicitation statement / prospectus that complies with applicable rules and regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), and Securities Exchange Act of 1934, as amended, or pursuant to an exemption from the Securities Act or in a transaction not subject to the registration requirements of the Securities Act. 4

Risk Factors 5 Investing in the business combination involves a high degree of risk. Below is a summary of certain risk factors that make an investment in the proxy solicitation/consent solicitation statement/proxy statement speculative or risk. This summary is not comprehensive. Additional discussion of the risks and uncertainties summarized in this risk factor summary, and other risks and uncertainties related to Benson Hill and the business combination, are included under the heading “Risk Factors” contained in the proxy statement/consent solicitation statement/prospectus related to the business combination. • Benson Hill has a limited operating history, which makes it difficult to evaluate its current business and prospects and may increase the risk of investment. • Benson Hill faces significant competition and many of its competitors have substantially greater financial, technical and other resources than Benson Hill does. • Benson Hill’s business activities are currently conducted at a limited number of locations, which makes us susceptible to damage or business disruptions caused by natural disasters or acts of vandalism. • To compete effectively, Benson Hill must introduce new products that achieve market acceptance. • Any collaboration arrangements that Benson Hill may enter in the future may not be successful, which could adversely affect Benson Hill’s ability to develop and commercialize its product candidates. • If Benson Hill’s early testing of pipeline products is unsuccessful, it may be unable to complete the development of product candidates on a timely basis or at all. • The successful commercialization of Benson Hill’s products depends on its ability to produce high - quality products cost - effectively on a large scale and to accurately forecast demand for its products, and Benson Hill may be unable to do so. • If Benson Hill fails to manage future growth effectively, its business could be materially adversely affected. • The successful commercialization of Benson Hill’s products may face challenges from public perceptions of gene - edited products and ethical, legal, environmental, health and social concerns. • If Benson Hill’s products become adulterated, misbranded, or mislabeled, it might need to recall those items and may experience product liability claims if consumers or animals are injured. • Products that Benson Hill develops, and food containing its products, may fail to meet standards established by third - party non - GMO verification organizations, which could reduce the value of Benson Hill’s products to customers. • If we are sued for defective products and if such lawsuits were determined adversely, we could be subject to substantial damages, for which insurance coverage is not available. • Benson Hill has identified a material weakness in its internal control over financial reporting. If Benson Hill is unable to remediate the material weakness, or if Benson Hill identifies additional material weaknesses in the future or otherwise fails to maintain an effective system of internal control over financial reporting, this may result in material misstatements or restatements of Benson Hill’s consolidated financial statements or cause Benson Hill to fail to meet its periodic reporting obligations. • Benson Hill may need to raise additional funding to achieve its goals, and a failure to obtain this necessary capital when needed on acceptable terms, or at all, may force us to delay, limit, reduce or terminate product development efforts or other operations. • Benson Hill depends on key management personnel and attracting, training and retaining other qualified personnel, and its business could be harmed if Benson Hill loses key management personnel or cannot attract, train and retain other qualified personnel. • Benson Hill’s management has limited experience in operating a public company. • Benson Hill will incur increased costs as a result of operating as a public company, and its management will devote substantial time to new compliance initiatives. • Benson Hill relies on information technology systems and any inadequacy, failure, interruption or security breaches of those systems may harm its ability to effectively operate its business. • The estimates and assumptions on which Benson Hill’s financial projections are based may prove to be inaccurate, which may cause Benson Hill’s actual results to materially differ from such projections, and which may adversely affect Benson Hill’s future profitability, cash flows and the market price of Benson Hill’s common stock. • Future acquisitions or investments could disrupt Benson Hill’s business and harm its financial condition. • Adverse weather conditions, natural disasters, crop disease, pests and other natural conditions can impose significant costs and losses on Benson Hill’s business. • the commercialization of its products, which may have an adverse effect on Benson Hill’s results of operations and financial condition. • Benson Hill relies upon information technology systems and any inadequacy, failure, interruption, or security breaches of those systems may harm its ability to effectively operate its business. • Benson Hill depends on key management personnel and attracting, training and retaining other qualified personnel. • Benson Hill management has limited experience operating a public company.

BENSON HILL 6

Star Peak II Identified Benson Hill as the Leading Food Technology Platform Driving the Plant-Based Revolution

The Business
- Consumer-centric approach driving crop innovation to improve food by unlocking the natural genetic diversity of plants
- Leading platform that integrates data science with plant genomics and food science
- Near term focus on supplying plant-based ingredients

Offering Size
- Star Peak Corp. II (NYSE: STPC) is a special purpose acquisition company with ~$403 million of cash in trust
- PIPE size of $225 million

Valuation
- Pro forma enterprise value of ~$1.35 billion
- Attractively valued entry multiple

Capital Structure
- Benson Hill shareholders rolling 100% of their equity
- ~$625 million gross proceeds (assuming no redemptions) retained to fully finance forecasted growth

Benson Hill Investors Include

G/ Alphabet | WHEATSHEAF | LDC. Louis Dreyfus Company Louis Dreyfus | s2g ventures | Prelude Ventures | BUNGE | Lewis & Clark Ventures | CDPQ | emart

Leadership

BENSON HILL



Matt Crisp
President & CEO



DeAnn Brunts
CFO



Jason Bull
CTO

STAR PEAK



Mike C. Morgan
Chairman



Eric Scheyer
CEO

Source: Benson Hill and Star Peak. Gross proceeds include Star Peak II cash in trust and common stock PIPE at 10.00 per share.

BENSON HILL
7

A Food Technology Leader Supplying the 'Picks and Shovels' of the Plant-Based Revolution

Significant and Growing Addressable Market

- **$140bn** near-term TAM opportunity in plant-based meat segment(1)
- **~70%** increase in global demand for food expected by 2050(2)
- **$5tn** opportunity(3) across the full AgriFood industry via CropOS® platform

Unique and Proprietary Innovation Engine: CropOS®

- Unmatched data library
- Predictive design capabilities
- Increases speed to market
- Ability to reduce initial development costs by up to **90%**

Capitalized for Growth

- **~$625mm** gross proceeds ready to deploy to capitalize on market opportunity(4)
- Transaction fully finances forecasted growth plan

Rapidly Growing Revenue at Commercial Inflection

- **$102mm** of revenue in 2020(5)
- **~46%** projected revenue CAGR from 2020 to 2027, driven primarily by growth in existing products(5)
- **~48%** anticipated gross margin by 2027

Benson Hill is a pure play ESG investment opportunity


13 CLIMATE ACTION
3 GOOD HEALTH AND WELL-BEING
2 ZERO HUNGER
6 CLEAN WATER AND SANITATION
14 LIFE BELOW WATER
15 LIFE ON LAND
12 RESPONSIBLE CONSUMPTION AND PRODUCTION
8 DECENT WORK AND ECONOMIC GROWTH
SUSTAINABLE DEVELOPMENT GOALS

Source: Benson Hill. (1) Market calculation through 2029, Barclay's Global Food Report, 'I Can't Believe It's Not Meat' (2019). (2) FAO. (3) McKinsey. (4) Gross proceeds are comprised of Star Peak II $403 million of cash in trust, assuming no redemptions, and an oversubscribed and upsized $225 million common stock PIPE at 10.00 per share. (5) Excludes revenue from a business divested in 2020.

Unlocking the Full Potential of the Plant - Based Revolution Requires… …A Better Seed… …and an Integrated Solution Breeder & Seed Producer Farmer Processor / Wholesale Supplier Food/Beverage Company Food Service Retail Consumer Benson Hill’s model spans the value chain, linking consumer trends back to the seed, the foundation of the food system Seed innovation enables more healthy, sustainable, great tasting food and ingredient options Source: Benson Hill. 8

How We Provide Value to the Supply Chain & Consumers Benson Hill’s Technology Leverages Seeds’ Genetic Diversity to: • Increase Protein Content • Enhance Flavor Profile • Reduce Agricultural Resource Intensity • Reduce Processing Steps and Costs • Result in Simpler Ingredient Mix • Unlock Genetic Diversity Potential Benefits to Brands and Consumers: • Fewer Additives • Less Processing • More Sustainable • More Affordable • Better Nutrient Quality • Fully Traceable PLANT - BASED BURGER Source: Benson Hill. 9

Introduction to CropOS ® Food Innovation Engine Driven by a Robust, Proprietary and Ever - Expanding Data Library Benson Hill has the ability to shorten product development timeline and decrease development costs Source: Benson Hill. 10 • Genomics • Artificial intelligence / machine learning • Computational pipeline simulation Technology Platform 1. DESIGN • Predictive plant breeding • CRISPR genome editing • Automation and robotics Crop Prototyping 2. BUILD • Food science & formulation • Agronomy & environmental optimization • Product placement & optimization Product Development 3. TEST

0.0 0.2 0.4 0.6 0.8 1.0 1.2 1.4 1.6 Soy Protein Concentrate (million tons) DEMAND FOR PLANT - BASED PROTEIN IS GROWING RAPIDLY… …BUT CAN’T BE SATISFIED USING CURRENT TECHNOLOGY (3) Value of meat substitute market expected to reach $140bn by 2029 (vs. $14bn today), growing at a ~26% CAGR (2) Demand for Plant - Based Protein Cannot be Met by Existing Food System Soy Protein Concentrate Supply Today (2020) Total Implied Soy Protein Concentrate Capacity Required to Satisfy 10% of Global Meat Demand ~80x expansion of soy protein concentrate supply required to satisfy expected growth in demand (3) ~$5tn AgriFood Market (1) Soy Protein Concentrate is the #1 protein source used in plant - based meats (4) Source: Benson Hill. (1) McKinsey. (2) Barclay’s Global Food Report, ‘I Can’t Believe It’s Not Meat’ (2019). (3) Internal calculations based on third party reports. (4) Based on protein ingredient used in burger of top 13 global plant - ba sed meat brands. 11

1. Case Study: Ultra High Protein (UHP) Soybean Ingredient ~6 - 8 Year Head Start ROBUST PRODUCTION AND RESEARCH FOOTPRINT UHP opportunity identified through big data fusion and CropOS ® : Phenotypic, Soil Health, Microbiome 2. CropOS ® evaluated 970 data layers, across 20 years of climate data, and in >1.4M fields, to identify the best environments for protein production 3. Enriched Protein Content Eliminates Processing Step Soybean (~36% protein content) Soybean Meal (~47% protein content) Soy Protein Concentrate (~65% protein content) Soybean (~49% protein content) UHP (~65% protein content) Current Industry Practice Benson Hill Enabled ~4.7T Liters Water saved annually (2) ~173 MMT CO 2 e offset annually (2) CropOS ® Accelerated Creation of UHP Varieties UHP offers an unconstrained protein ingredient supply for plant - based meat, with the potential to unlock by 2029 an additional... 12 (Planting in 2021) Benson Hill’s proprietary soybean delivers significantly higher protein content compared to industry standard commodity soybeans Source: Internal estimates based on Benson Hill LCA on UHP Soybean, Impossible Foods LCA, and Barclay’s Global Food Report, ‘I Can’t Believe It’s Not Meat’ (2019). (1) Compared to conventional soy protein concentrate. (2) Estimated impact of UHP enabling achievement of forecasted demand for plant - based meats, compared to beef. >50% Reduction in Production Cost (1) Human Food Protein Ingredient (3) (3) For human food derived from Benson Hill’s Ultra High Protein Ρ soybeans

Building Momentum to Take Advantage of Large Opportunity in Plant - Based Meat Substitute Market 13 UNVEILED AN ADVANCED YELLOW PEA BREEDING AND COMMERCIALIZATION PROGRAM 133% YOY GROWTH IN PROPRIETARY SOYBEAN ACRES, EXCEEDING 2021 TARGET LAUNCHED COLLABORATION WITH INNOVATIVE FARMERS TO LEVERAGE ADVANCED TECHNOLOGIES CROP ACCELERATOR ON TRACK FOR 2021 COMPLETION EXPANDED TEAM OF FOOD INDUSTRY VETERANS TO EXECUTE COMMERCIAL STRATEGY

Financial Results Demonstrates Execution 14 Q2 2021 Highlights First Six Months 2021 Highlights TOTAL REVENUE: [ $ 39.7 M 28% year - over - year, or 47% on a normalized basis* INGREDIENT SEGMENT REVENUE: [ $ 22.7 M 28% year - over - year, or 64% on a normalized basis* FRESH SEGMENT REVENUE: [ $ 16.9 M 39% year - over - year TOTAL REVENUE: [ $ 71.5 M 14% year - over - year, or 32% on a normalized basis* INGREDIENT SEGMENT REVENUE: [ $ 36.9 M 25% year - over - year, or 75% on a normalized basis* FRESH SEGMENT REVENUE: [ $ 34.5 M 8% year - over - year * Excluding the $4M divestiture of Benson Hill’s non - core barley business in 2020

15

BENSON HILL

Expansive Platform Opportunity

Food Made Better From The Beginning

Food technology company: A category-defining company unlocking the natural genetic diversity of plants to lead the plant-based food revolution for healthier and more sustainable food and ingredient choices

Proprietary CropOS® technology platform: Uses artificial intelligence (AI), data and a variety of advanced breeding techniques that combine data science, plant science and food science to deliver new crops optimized for nutrition, flavor and yield, with the potential to shave years off the traditional crop breeding process



Integrated Business Model: Starting with the seed and then working with growers and food supply chain partners to commercialize and broadly scale food and ingredients that are healthier, more sustainable, more affordable and better tasting

The 'Picks and Shovels' of the Plant-based Food Revolution

Plant-based meats: Commercializing soybean **(near-term)** and yellow pea **(medium-term)** products with forecasted **$140B TAM**[1] by 2029



Soybean



Yellow Pea

Longer-term: Building scale as CropOS® deployed to drive innovation across sustainability-driven food & health trends within a **$5T TAM**[2] agri-food industry, including:


Plant-Based Meat
Aquaculture
Animal Feed & Pet Food
Fresh Produce
Health & Beauty
Other Functional Food Ingredients
Controlled Environment / Indoor Agriculture


Today's Focus
Investing Today
Longer-Term Opportunity

Source: Benson Hill. (1) Market calculation through 2029, Barclay's Global Food Report, 'I Can't Believe It's Not Meat' (2019). (2) McKinsey.